FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 October 2009.

2.	Press release entitled, “ONGLYZA (saxagliptin) receives marketing authorisation in Europe for the treatment of type 2 diabetes”, dated 5 October 2009.

3.	Press release entitled, “TR-1 : Notification of major interest in shares”, dated 6 October 2009.

4.	Press release entitled, “AstraZeneca withdraws regulatory submissions for ZACTIMA (vandetanib) in combination with chemotherapy for advanced NSCLC”, dated 28 October 2009.

5.	Press release entitled, “AstraZeneca’s third quarter and nine months results 2009”, dated 28 October 2009

6.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2009” (front half), dated 29 October 2009.

7.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2009 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 29 October 2009.

8.	Press release entitled, “Transactions by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 October 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 November 2009	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 September 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,449,727,213 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,449,727,213.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 October 2009

Item 2

ONGLYZA (SAXAGLIPTIN) RECEIVES MARKETING AUTHORISATION IN EUROPE FOR THE
TREATMENT OF TYPE 2 DIABETES

AstraZeneca and Bristol-Myers Squibb Company announced today that the European Commission has granted marketing authorisation for ONGLYZA (saxagliptin) in the 27 countries of the European Union.

ONGLYZA is indicated as a once-daily 5mg oral tablet dose in adult patients with type 2 diabetes mellitus to improve glycaemic control:

•	in combination with metformin, when metformin alone, with diet and exercise, does not provide adequate glycaemic control;

•	in combination with a sulphonylurea, when sulphonylurea alone, with diet and exercise, does not provide adequate glycaemic control in patients for whom use of metformin is considered inappropriate; or

•
in combination with a thiazolidinedione, when the thiazolidinedione alone, with diet and exercise, does not provide adequate glycaemic control in patients for whom use of a thiazolidinedione is considered appropriate.

The marketing authorisation is based on data submitted from a comprehensive clinical development programme that included six core Phase III registrational trials and a Phase IIIB study comparing saxagliptin plus metformin with sitagliptin plus metformin. The registrational trials assessed the safety and efficacy of ONGLYZA and involved 4,148 patients with type 2 diabetes, including 3,021 patients treated with ONGLYZA.

ONGLYZA is the first medicine to be launched in Europe through the worldwide collaboration of Bristol-Myers Squibb and AstraZeneca to enable the companies to research, develop and commercialise select investigational medicines for the treatment of type 2 diabetes.

Ulf Sather, AstraZeneca’s Regional Vice President for Europe, said: “Diabetes is a growing epidemic currently affecting some 53 million people in Europe with the number of cases expected to increase. Today’s announcement is good news for those affected by type 2 diabetes and further demonstrates the commitment of AstraZeneca and Bristol-Myers Squibb to bring much needed options for the treatment of type 2 diabetes.”

Béatrice Cazala, Bristol-Myers Squibb’s President Europe, and President, Global Commercialization, said: “The European Commission decision marks an important milestone in the alliance between Bristol-Myers Squibb and AstraZeneca. Our legacy in treating type 2 diabetes and cardiovascular disease, together with our knowledge and expertise, enables us to deliver to patients a medicine that will offer further choice for the treatment of this serious condition.”

ONGLYZA belongs to the class of dipeptidyl peptidase-4 (DPP-4) inhibitors. These are designed to enhance the body's ability to decrease blood sugar (glucose) when it is elevated by acting on the natural hormones, incretins, thereby increasing insulin production, and by reducing the liver’s production of glucose.

The launch of ONGLYZA is expected to begin in the fourth quarter of 2009.

About Type 2 Diabetes
Diabetes (diabetes mellitus) is a chronic disease in which the body does not produce or properly use insulin (a hormone that is needed for the cells of the body to properly take up glucose). This leads to elevated blood glucose levels (hyperglycemia) that are sustained over time. Sustained hyperglycemia, the hallmark of diabetes, is associated with long-term complications that can affect almost every part of the body.

The genesis of diabetes continues to be investigated, and both genetic and environmental factors such as obesity and lack of exercise appear to play a role. There are two primary underlying causes associated with type 2 diabetes: the body does not produce enough insulin (insulin deficiency), and the cells are resistant to the effect of insulin (insulin resistance).

Symptoms of type 2 diabetes develop gradually, and their onset is not as sudden as in type 1 diabetes. Symptoms may include fatigue, frequent urination, increased thirst and hunger, weight loss, blurred vision, and slow healing of wounds or sores. Some people, however, have no symptoms.

Type 2 diabetes is most often associated with older age, obesity, family history of diabetes, previous history of gestational diabetes, physical inactivity and certain ethnicities. People with type 2 diabetes often are characterised with: insulin resistance, abdominal obesity, a sedentary lifestyle, having low HDL-C (“good”) cholesterol levels and high triglyceride levels and hypertension. According to the International Diabetes Federation (IDF), type 2 diabetes accounts for approximately 85 to 95 percent of all diabetes. The IDF says that across the world there are 246 million people with both types of diabetes. Taking a 90 percent figure for type 2, this equates to roughly 221 million people with type 2 diabetes globally. It is estimated there are more than 53 million people in Europe with type 2 diabetes. The International Diabetes Federation (IDF) recommends a haemoglobin A1C measurement of less than 6.5 percent for most people with type 2 diabetes.

Haemoglobin A1C is a measurement of a person's average blood glucose level over a two-to-three month period and is considered an important marker of long-term glucose control. Other important markers for type 2 diabetes include fasting plasma glucose, a measure of a person's blood glucose after at least eight hours of fasting, and postprandial glucose, a measure of a person's blood glucose after a meal.

Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to develop and commercialize select investigational drugs for type 2 diabetes. These therapies address two key pathways in managing type 2 diabetes and seek to expand the range of current and future therapeutic options. Our collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of patients living with type 2 diabetes.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines. For more information about AstraZeneca, please visit: www.astrazeneca.com

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life.

ONGLYZA is a registered trademark of the Bristol-Myers Squibb Company.

CONTACTS:

Media Enquiries UK – AstraZeneca:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Enquiries – Bristol-Myers Squibb:
Carmel Hogan	+33 674 107 658
Ken Dominski	+1 609-252-5251

Investor Enquiries UK – AstraZeneca:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US– AstraZeneca:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

Investor Enquiries – Bristol-Myers Squibb:
John Elicker	+1 609-252-4611

5 October 2009

Item 3

FORM TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ASTRAZENECA PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	25 September 2009
6. Date on which issuer notified:	29 September 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
ORD USD 0.25	71,350,087	71,350,087			72,776,277		5.02%
GB0009895292

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
72,776,277	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
ABN Amro Bank – 107,707
Brown Brothers Harriman (Jersey) – 139,464
Bank of Ireland (Dublin) – 211,751
Bank of New York – 57,484,090
Banque Paribas – 93,520
Banque Paribas (Frankfurt) – 86,507
Bank of New York (Brussels) – 21,624
Bank of New York (Singapore) – 10,612
Boston Safe Deposit – 31,088
Chase Bank – 84,396
JP Morgan Chase – 821,587
Chase (Frankfurt) – 80,337
Citibank Luxembourg – 3,862
Citibank New York – 6,405
Citibank – 202,156
Credit Agricole Indosuez – 218,865
Credit Agricole Indosuez (Luxembourg) – 66,700
Deutsche Bank UK – 10,073
Erst Group Bank AG (Austria) – 46,096
HSBC Bank Plc (London) – 21,893
Japan Trustee Services Bank – 12,910
KAS Bank, Amsterdam – 47,031
Landersbank Hessen-Thuringen Girozentrale – 10,288
Mellon Bank, Pittsburgh – 395,588
B.Metzler seel.Sohn & Co.KG (Frankfurt) – 19,377
Morgan Stanley (London) – 21,833
Master Trust Bank JP – 18,245
National Custody Services AU – 4,935
Nomura Trust & Banking JP – 8,437
State Street (Sydney) – 1,155
State Street Trust & Banking Co (Boston) – 37,299
State Street Trust & Banking Co (Hong Kong) – 23,928
State Street Trust & Banking Co (London) – 8,035,348
Trust & Custody Services JP – 2,263
Northern Trust Company London – 854,287
UBS Zurich – 42,590
Vorarlberger Landes-Und Hypothekenbk Akti – 633
ADR’s  - 679,538
Invesco PowerShares Capital Management – 19,834
Invesco Global Asset Management NA Inc – 1,555,366
Invesco Hong Kong Limited – 11,767
Invesco Asset Management (Japan) – 31,132
Invesco National Trust Company & Invesco Global Asset Management Inc – 179,104

Invesco Global Asset Management (NA) Inc – 595,623 Invesco Institutional NA Inc – 87,329 Other – 331,704

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Samantha Edwards
15. Contact telephone number:	01491 416381

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)
Contact address (registered office for legal entities)
Phone number & email
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Invesco Limited
Contact address	Registered address: 30 Finsbury Square, London. EC2A 1AG
Phone number & email	020 7638 0731
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

Item 4

ASTRAZENECA WITHDRAWS REGULATORY SUBMISSIONS FOR ZACTIMA (VANDETANIB) IN COMBINATION WITH
CHEMOTHERAPY FOR ADVANCED NSCLC

AstraZeneca announced today that it has withdrawn the regulatory submissions for the use of ZACTIMA (vandetanib) 100mg in combination with chemotherapy in patients with advanced non-small cell lung cancer (NSCLC) from the US FDA and the European Medicines Agency (EMEA). The applications were submitted to regulatory agencies in June 2009.

The decision to withdraw these submissions was based on an updated analysis that demonstrated no overall survival advantage when vandetanib was added to chemotherapy as well as preliminary feedback from regulatory agencies that the current package with progression-free survival (PFS) as the primary endpoint may not be sufficient for approval.

Phase III clinical trial results demonstrate that vandetanib is clinically active when used in combination with chemotherapy. AstraZeneca will complete the ongoing Phase III trial programme which will give a more complete view of vandetanib efficacy in different clinical settings. Results from the ZEPHYR (300mg monotherapy study in patients with advanced NSCLC who have previously received an EGFR inhibitor) and ZETA (300mg monotherapy in advanced medullary thyroid cancer) studies are expected in late 2009 or early 2010.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 20 7304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

28 October 2009

Item 5

AstraZeneca’s third quarter and nine months results 2009

Tomorrow, Thursday, 29 October 2009, AstraZeneca will be announcing third quarter and nine months results for 2009 at 11:00(GMT), 12:00(CET), 07:00(EDT).

There will be an analyst teleconference at 13:00(GMT), 14:00(CET), 09:00(EDT), for which the numbers are in the UK: 0800 077 8491, for International: +44 (0)844 335 1195, for Sweden: 0200 110 487 and for the US: 1 866 804 8688. These numbers, as well as details of the replay facility available through Friday, 13 November 2009, are available on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investors) and the AstraZeneca Events website: (http://info.astrazenecaevents.com)

AstraZeneca PLC

Item 6

AstraZeneca PLC
THIRD QUARTER AND NINE MONTHS RESULTS 2009

29 October, 2009

Third quarter revenue increased by 10 percent at constant exchange rates (CER) to $8,200 million.

-US sales of Toprol-XL, benefiting from withdrawal of generic products, accounted for 3 percent of global revenue growth at CER.

-US sales of Novel Influenza A (H1N1) vaccine totalled $152 million in the third quarter, accounting for 2 percent of global revenue growth at CER.

-Emerging Markets revenue was up 15 percent at CER; on track for double-digit growth for the full year.

Core operating profit in the third quarter increased by 29 percent at CER to $3,609 million on revenue growth and operational efficiencies.

Core EPS in the third quarter increased by 27 percent at CER to $1.68.

Reported EPS in the third quarter increased by 22 percent at CER to $1.46.

-Agreement in principle reached with the US Attorney’s Office in Philadelphia to resolve its investigations related to Seroquel sales and marketing practices. This accounts for $520 million of the $538 million provisions taken in the first nine months, $108 million of which taken in third quarter (see Note 4).

Strong cash flows have reduced net debt by $3,981 million since 31 December 2008.

Pipeline developments include:

-New diabetes treatment ONGLYZATM approved in the US and the European Union.

-Brilinta submitted for regulatory approval in the European Union; on track for US submission in the fourth quarter.

-New late stage development collaborations announced with Forest Laboratories and Nektar Therapeutics.

-Regulatory submissions for Zactima have been withdrawn, based upon an updated analysis that demonstrated no overall survival advantage when added to chemotherapy.

Core EPS target for the full year increased to range of $6.20 to $6.40.

Financial Summary

Group	3rd Quarter 2009 $m	3rd Quarter 2008 $m	Actual %	CER %	9 Months 2009 $m	9 Months 2008 $m	Actual %	CER %
Revenue	8,200	7,775	+5	+10	23,859	23,408	+2	+8
Reported
Operating Profit	3,204	2,522	+27	+25	9,218	7,252	+27	+27
Profit before Tax	3,032	2,443	+24	+23	8,643	6,865	+26	+26
Earnings per Share	$1.46	$1.20	+23	+22	$4.12	$3.34	+24	+23
Core*
Operating Profit	3,609	2,771	+30	+29	10,577	8,273	+28	+29
Profit before Tax	3,437	2,692	+28	+27	10,002	7,886	+27	+27
Earnings per Share	$1.68	$1.32	+28	+27	$4.90	$3.85	+27	+28

*
Core financial measures are supplemental non-GAAP measures which management believe enhances understanding of the Company’s performance; it is upon these measures that financial guidance for 2009 is based.  See page 10 for a definition of Core financial measures and pages 10 and 11 for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “Our strong business performance is driven by good operating execution bolstered by revenue upsides from Toprol-XL and H1N1 vaccine sales.  All these factors are reflected in our results for the first nine months and our increased Core EPS target for the full year.  Since the half year we have made progress on the pipeline with the approval of ONGLYZATM, the European submission for Brilinta and new external collaborations, tempered by the disappointing news on Zactima.”

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Revenue in the third quarter increased by 10 percent at CER, but was up 5 percent on an actual basis as a result of the negative impact of exchange rate movements.  Revenue benefited from strong growth of the Toprol-XL franchise in the US as a result of the market withdrawal by two generic competitors and from revenues from US government orders for vaccine for Novel Influenza A (H1N1); adjusting for these factors, global revenue increased by 5 percent.  US revenue was up 14 percent (3 percent excluding Toprol-XL and H1N1 vaccine sales).  Revenue in the Rest of World was also up 7 percent.  Revenue in Established Markets was up 4 percent.  Emerging Markets revenue growth was 15 percent.  Double-digit revenue growth in Emerging Markets is anticipated for the full year.

Core operating profit in the third quarter was up 29 percent to $3,609 million.  The increase was chiefly the result of higher revenue; the added contribution from gross margin and lower R&D expenditures was partially offset by higher SG&A expense and slightly lower other income.  Reported operating profit increased by 25 percent to $3,204 million; this growth rate was slightly below the growth in Core operating profit, reflecting provisions totalling $108 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices taken in the third quarter 2009 and impairment charges relating to revised estimates of the potential value of licenses for the proprietary reverse genetics vaccine technology acquired with MedImmune.

Core earnings per share in the third quarter were $1.68 compared with $1.32 in the third quarter 2008, a 27 percent increase at CER, broadly in line with the growth in Core operating profit in the quarter. Reported earnings per share in the third quarter were up 22 percent to $1.46, after charging the legal provisions as well as the intangible impairment.

Nine Months

Revenue for the nine months increased by 8 percent at CER, but was up 2 percent on an actual basis as a result of the negative impact of exchange rate movements.  Global revenue growth was 5 percent excluding US Toprol-XL and H1N1 vaccine sales.  Revenue in the US was up 11 percent (4 percent excluding Toprol-XL and H1N1 vaccine sales).  Revenue in the Rest of World was up 6 percent.  Revenue in Established Markets was up 4 percent.  Revenue in Emerging Markets increased by 13 percent.

Core operating profit increased by 29 percent to $10,577 million as a result of revenue growth, operating efficiencies and higher other income compared with the nine months of 2008.  Reported operating profit was $9,218 million, an increase of 27 percent, broadly comparable to the growth in Core operating profit, as the negative impact of $538 million in legal provisions taken in the second and third quarters of 2009 was somewhat offset by the Ethyol impairment that was charged in the first quarter 2008.

Core earnings per share for the nine months were $4.90, an increase of 28 percent, in line with the growth in Core operating profit.  Reported EPS increased by 23 percent to $4.12, reflecting the effects of the legal provisions and the Ethyol impairment noted above.  The other adjustments from Core to Reported EPS (restructuring costs and MedImmune and Merck amortisation) were broadly similar for both periods.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Half Year 2009 results announcement on 30 July, and the pipeline table remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Continued progress has been made on strengthening the pipeline since the Half Year 2009 update, including significant regulatory approvals and two new licensing collaborations:

ONGLYZATM

On 31 July 2009, AstraZeneca and Bristol-Myers Squibb announced that the US Food and Drug Administration (FDA) approved ONGLYZATM (saxagliptin) for the treatment of type 2 diabetes mellitus in adults.

On 5 October 2009, the companies announced that the European Commission granted marketing authorisation for ONGLYZATM in the 27 countries of the European Union, for the indication of adult patients with type 2 diabetes mellitus to improve glycaemic control in combination with metformin, a sulphonylurea, or a thiazolidinedione.

AstraZeneca PLC

Ceftaroline

On 12 August 2009, AstraZeneca and Forest Laboratories announced a definitive collaboration agreement to co-develop and commercialise ceftaroline in all major markets outside the United States, Canada and Japan.  Ceftaroline is Forest’s late stage, next generation cephalosporin being investigated for the treatment of complicated skin and skin structure infections (cSSSI) and community-acquired bacterial pneumonia (CABP).  Ceftaroline demonstrates bactericidal activity against a broad range of pathogens commonly implicated in cSSSI and CABP, including methicillin-resistant Staphylococcus aureus (MRSA) and multi-drug resistant Streptococcus pneumoniae (MDRSP).

Forest expects to file a New Drug Application (NDA) in the US by the end of 2009 with AstraZeneca filing a Marketing Authorisation Application (MAA) in Europe by the end of 2010.

NKTR-118 and NKTR-119

On 24 September 2009, AstraZeneca and Nektar Therapeutics announced an exclusive worldwide license agreement for two drug development programmes: NKTR-118, a late stage investigational product being evaluated for the treatment of opioid-induced constipation, and the NKTR-119 programme, an early stage programme that is intended to deliver products for the treatment of pain without constipation side effects.  Both programmes were developed by Nektar, utilising their proprietary small molecule advanced polymer conjugate technology platform.

Under the terms of the agreement, AstraZeneca will assume responsibility for the continued development of both programmes, including the initiation of late stage clinical activities for NKTR-118.  AstraZeneca expects completion of the design of the phase III programme in the near term, and anticipates filing the drug with regulators in 2013.

Other significant pipeline developments include:

Zactima

On 28 October 2009, AstraZeneca announced that it has withdrawn the regulatory submissions for the use of Zactima (vandetanib) 100mg in combination with chemotherapy in patients with advanced non-small cell lung cancer (NSCLC) from the US FDA and the European Medicines Agency (EMEA). The applications were submitted to regulatory agencies in June 2009.

The decision to withdraw this submission was based on an updated analysis that demonstrated no overall survival advantage when vandetanib was added to chemotherapy as well as preliminary feedback from regulatory agencies that the current package with progression-free survival (PFS) as the primary endpoint may not be sufficient for approval.

Phase III clinical trial results demonstrate that vandetanib is clinically active when used in combination with chemotherapy. AstraZeneca will complete the ongoing Phase III trial programme which will give a more complete view of vandetanib efficacy in different clinical settings. Results from the ZEPHYR (300mg monotherapy study in patients with advanced NSCLC who have previously received an EGFR inhibitor) and ZETA (300mg monotherapy in advanced medullary thyroid cancer) studies are expected in late 2009 or early 2010.

Brilinta

On 26 October 2009, the MAA for Brilinta was submitted to the EMEA and the Company awaits validation of the application. The US NDA is on track for submission, as planned, for the fourth quarter.

On 30 August 2009, AstraZeneca announced results from the Phase III head to head trial, PLATO (A Study of Platelet Inhibition and Patient Outcomes), which demonstrate that ticagrelor (Brilinta) achieved greater efficacy in the primary endpoint, reduction of cardiovascular events (CV death, MI, stroke) over clopidogrel (Plavix®/Iscover®), without an increase in major bleeding.  This efficacy endpoint was driven by a statistically significant reduction in both CV death and heart attacks (myocardial infarction) with no difference in stroke. Ticagrelor is the first investigational antiplatelet that has demonstrated a reduction in CV death versus clopidogrel in patients with acute coronary syndromes (ACS).

The PLATO trial design prospectively identified 66 subgroups including 33 efficacy and 33 safety.  The findings from 62 of the 66 subgroups were consistent with the results in the overall study population.

AstraZeneca PLC

Given the large number of subgroups evaluated, the four inconsistent findings may have been due to chance.  One of the four subgroups showed a difference in efficacy results between patients in North America and those enrolled elsewhere. Alongside explanation by the play of chance, this raised questions of whether geographic differences between populations of patients or practice patterns influenced the effects of the randomised treatments.  While no definitive explanation has been found to date, further analyses suggest a possible association between aspirin dose and the primary efficacy results, such that reduced efficacy was observed with ticagrelor and increasing aspirin doses.  The Company and the PLATO investigators are continuing to explore these and other hypotheses, as well as other follow-on analyses of the PLATO trial data set, and plan to publish in due course.

Further scientific exchange of Brilinta data is planned, with eight presentations being accepted at the American Heart Association (AHA) Scientific Sessions in November.  These presentations include:

•	A Late-Breaker clinical trial presentation for the STEMI ACS cohort in PLATO
•	First presentation of the ONSET/OFFSET Phase II study, investigating the speed of onset and offset of antiplatelet effect of ticagrelor versus clopidogrel.
•	First presentation of the RESPOND Phase II study, comparing antiplatelet response of patients with ticagrelor versus clopidogrel.

Further Brilinta data from these studies will be published throughout 2010.

Seroquel/Seroquel XR

On 29 September 2009, AstraZeneca announced that Seroquel XR and Seroquel have been approved under the European Mutual Recognition Procedure for the prevention of recurrence of bipolar disorder in patients whose manic, mixed or depressive episode has responded to quetiapine treatment.

Following this new indication, Seroquel and Seroquel XR are the only agents approved in the European Union to treat all phases of bipolar disorder – acute depressive episodes, acute manic episodes and maintenance treatment to prevent recurrence of any mood event in bipolar disorder.

Novel Influenza A (H1N1) Vaccine

On 15 September 2009, the Company received approval from the US FDA for its live attenuated influenza vaccine (LAIV) against the Novel Influenza A (H1N1) virus. The vaccine is indicated for the active immunisation of individuals 2-49 years of age against influenza caused by pandemic (H1N1) 2009 virus.

The US government has placed orders for approximately 40 million doses of LAIV for the H1N1 strain to date, with a total cumulative contract value of approximately $453 million.  Enough bulk vaccine to fill all orders placed by the US government has been manufactured.  Distribution at the direction of public health authorities has already begun.

Crestor

On 16 October 2009, the Company announced the US FDA approved Crestor for use in paediatric patients ages 10-17 with heterozygous familial hypercholesterolemia (HeFH) when diet therapy fails to reduce elevated cholesterol.   HeFH, a genetic disease, is characterised by high LDL cholesterol (the “bad” cholesterol) and increased risk of early cardiovascular disease.

The FDA decision was based on a supplemental NDA submitted by AstraZeneca, which included data from the PLUTO (Paediatric Lipid-redUction Trial of rOsuvastatin) study. PLUTO was designed to evaluate the efficacy and safety of Crestor in children aged 10-17 with HeFH.

The completion and submission of the PLUTO study satisfied AstraZeneca’s commitment to the FDA to conduct a study evaluating the impact of Crestor on this paediatric population, which resulted in the grant, in July 2009, of an additional six-month period of exclusivity to market Crestor for its approved cholesterol and atherosclerosis indications until July 2016.

Regulatory applications to amend the Crestor label to incorporate outcomes data from the JUPITER study are now under review by regulatory authorities in the US and in Europe.  The Company has been informed that the US sNDA will be discussed at a meeting of the US FDA Endocrinologic and Metabolic Drugs Advisory Committee scheduled for 15 December 2009.

AstraZeneca PLC

Symbicort

On 16 October 2009, AstraZeneca announced that Symbicort Turbuhaler has been approved by Japan’s Ministry of Health, Labour and Welfare (MHLW) for the maintenance treatment of bronchial asthma in patients aged 16 and over when a combination therapy of an inhaled steroid and a long-acting beta-2 agonist is necessary.

AstraZeneca and Astellas Pharma Inc. signed an agreement to co-promote Symbicort Turbuhaler in August 2009. The product will be manufactured and developed by AstraZeneca and distributed and sold by Astellas, while promotion will be jointly carried out by both companies.

Vimovo

On 16 October 2009, AstraZeneca and POZEN Inc. announced that AstraZeneca had submitted an MAA in the European Union via the Decentralised Procedure (DCP) for Vimovo (naproxen/esomeprazole magnesium, formerly known as PN 400) tablets, a product under investigation for the treatment of the signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients who are at risk of developing NSAID-associated ulcers.

In June 2009, POZEN submitted an NDA to the US FDA for Vimovo. The NDA was accepted on 31 August 2009, and is currently under review.

Enhancing Productivity

Good progress continues on the previously announced business reshaping programmes.  In the third quarter, $112 million in restructuring costs were charged, bringing the total charges for the nine months to $374 million.

All programmes remain on track to deliver the expected benefits of $2.1 billion per annum by 2010, with a further $0.4 billion by 2013.

Future Prospects

Business performance in the context of tough global economic conditions has been better than we anticipated which, together with good operating execution and some unexpected revenue upsides (including Toprol-XL and delayed generic entry of Casodex in the US), combined to drive our strong performance in the first half.  As expected, this trend has continued in the third quarter, including an uplift from initial sales of H1N1 influenza vaccine.  The outlook for the remainder of the year has been boosted by several factors: the approval of an additional generic competitor for Toprol-XL for less than the full range of dosage strengths; additional orders for H1N1 influenza vaccine at the top of our estimate (at a production schedule which results in most of the revenue recognition in 2009); and the release of a provision within Cost of Sales that further benefited gross margin.

The Company now anticipates sales growth in the range of mid to high single-digits at CER for the full year.  Core EPS is now anticipated in the range of $6.20 to $6.40.

This target takes no account of the likelihood that average exchange rates for the remainder of 2009 may differ materially from the January 2009 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2008 results announcement, and can be found on the AstraZeneca web site.

AstraZeneca PLC

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Third Quarter		CER %	Nine Months		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Nexium	1,243	1,315	-1	3,681	3,876	+1
Losec/Prilosec	240	249	-3	696	791	-9
Total	1,517	1,589	-1	4,458	4,733	-1

•
In the US, Nexium sales in the third quarter were $689 million, down 12 percent compared with the third quarter last year.  Dispensed retail tablet volume decreased by around 1 percent.  Average realised selling prices for Nexium were around 13 percent lower in the quarter, and around 9 percent for the year to date, in line with expectations for a high single-digit price decline for the full year.

•	Nexium sales in the US for the nine months were down 7 percent to $2,118 million.

•
Nexium sales in other markets in the third quarter were up 13 percent to $554 million.  Sales in Western Europe were up 11 percent.  Sales in Emerging Markets were up 30 percent, including 55 percent growth in China.

•	Nexium sales in other markets were up 11 percent for the nine months to $1,563 million.

•
Prilosec sales in the US were down 54 percent in the third quarter and were down 64 percent for the nine months, as a result of the entry of generic competition to the 40mg dosage form in the second half of 2008.

•
Sales of Losec in the Rest of World were up 6 percent in the third quarter, on good growth in Japan (up 15 percent) and China (up 33 percent).  Losec sales in the Rest of World were up 2 percent for the nine months.

Cardiovascular
	Third Quarter		CER %	Nine Months		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Crestor	1,147	922	+30	3,245	2,610	+32
Seloken /Toprol-XL	414	204	+110	1,119	600	+95
Atacand	370	386	+5	1,049	1,120	+6
Plendil	60	65	-5	181	201	-5
Zestril	47	60	-15	141	184	-15
ONGLYZATM *	9	-	n/m	9	-	n/m
Total	2,191	1,782	+29	6,149	5,160	+28

*
ONGLYZATM is recorded as “Alliance Revenue”.  This does not represent ex-factory sales, but rather AstraZeneca share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

•
In the US, Crestor sales in the third quarter were up 25 percent to $523 million.  Crestor total prescriptions increased by 25 percent, compared with 6 percent for the statin market overall.  Crestor share of total prescriptions continued to increase, reaching 11 percent in September 2009.

•	US sales for Crestor for the nine months increased by 30 percent to $1,548 million.

•
Crestor sales in the Rest of World were up 34 percent to $624 million in the third quarter.  Crestor volume growth continues to run well ahead of the statin market growth in both Established and Emerging Markets.  There was strong growth in Western Europe (up 26 percent), Canada (up 28 percent), Japan (up 43 percent) and Australia (up 64 percent).  Sales in Emerging Markets were up 41 percent.

•	Crestor sales in the Rest of World were up 34 percent to $1,697 million for the nine months.

AstraZeneca PLC

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, increased by 307 percent in the third quarter to $293 million.  Total prescriptions for the franchise increased by 118 percent.  Price changes and additional pipeline filling of the authorised generic as full supply was restored accounted for the balance of the sales growth.  In the third quarter, Watson entered the market with a generic metoprolol succinate product, although their initial approval was confined to the 25mg and 50mg dosage strengths. The Watson product accounted for around 6 percent of total prescriptions for metoprolol succinate in September 2009.  The two original generic competitor products remain off the US market, and it remains difficult to ascertain when or if these products will return to the market or when potential new entrants may be approved.

•	Toprol-XL franchise sales in the US for the nine months were up 271 percent to $767 million.

•	Sales of Seloken in other markets were up 2 percent in both the third quarter and for the nine months on double-digit growth in Emerging Markets.

•
US sales of Atacand were up 4 percent in the third quarter and down 1 percent for the nine months. Atacand sales in Rest of World were up 5 percent in the third quarter and 7 percent for the year to date.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb was $9 million in the third quarter, reflecting AstraZeneca’s share of launch stocking sales in the US following US FDA approval on 31 July 2009.

Respiratory and Inflammation
	Third Quarter		CER %	Nine Months		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Symbicort	562	501	+22	1,628	1,490	+23
Pulmicort	320	304	+8	923	1,098	-12
Rhinocort	63	72	-7	199	244	-13
Oxis	16	18	-	44	56	-5
Accolate	17	18	-	49	55	-7
Total	1,009	951	+13	2,941	3,069	+5

•
Symbicort sales in the US were $125 million in the third quarter, a 95 percent increase over last year.  The launch of the COPD indication as well as continued market penetration in asthma is fuelling this growth.  Symbicort share of new prescriptions for fixed combination products increased to 16.6 percent in September 2009, up 2.7 percentage points in the quarter; market share of patients new to combination therapy is now 26.3 percent.

•	US sales of Symbicort for the nine months were $335 million, an increase of 103 percent.

•
Symbicort sales in other markets in the third quarter were $437 million, 11 percent ahead of the third quarter last year.  Sales in Western Europe were up 8 percent.  Emerging Markets sales were up 22 percent in the quarter.

•	Symbicort sales in the Rest of World for the nine months were up 13 percent to $1,293 million.

•
US sales of Pulmicort in the third quarter were up 6 percent to $207 million.  The generic budesonide for inhalation suspension (BIS) product shipped by Teva at the end of 2008 continued to be drawn down in the market during the quarter, although it would appear that supply will persist into the fourth quarter, ahead of Teva’s launch of its generic product, under licence from AstraZeneca, on 15 December 2009.  Pulmicort Respules share of dispensed BIS prescriptions increased to 73 percent in the third quarter, up from 62 percent in quarter two.

•	US sales of Pulmicort for the nine months were down 20 percent to $574 million.

•	Sales of Pulmicort in the Rest of World for the nine months were up 3 percent to $349 million.

AstraZeneca PLC

Oncology
	Third Quarter		CER %	Nine Months		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Arimidex	476	486	+2	1,422	1,406	+7
Casodex	174	300	-43	655	974	-32
Zoladex	282	295	+1	786	860	-
Iressa	75	67	+7	218	192	+9
Faslodex	67	67	+7	190	188	+10
Nolvadex	22	20	+5	64	62	+2
Ethyol	2	3	-33	11	23	-52
Total	1,099	1,256	-10	3,349	3,759	-6

•
In the US, sales of Arimidex were up 11 percent in the third quarter to $215 million.  Total prescriptions for Arimidex were down 2.5 percent, slightly greater than the 1.4 percent decline in the market for hormonal treatments for breast cancer.

•	US sales of Arimidex for the nine months were up 14 percent to $658 million.

•	Arimidex sales in other markets were down 5 percent in the third quarter. For the nine months, sales were up 3 percent.

•
Casodex sales in the US in the third quarter were down 80 percent to $14 million following FDA approval of 8 generic bicalutamide products in July.  Casodex sales in the US for the nine months were down 40 percent to $130 million.

•
Casodex sales in the Rest of World in the third quarter were down 31 percent to $160 million as a result of generic competition in Western Europe, where sales were down 57 percent.  For the nine months, sales in the Rest of World were down 30 percent to $525 million.

•
Iressa sales increased by 9 percent to $218 million for the nine months, including $4 million of sales in Western Europe following EU regulatory approval in July.  There were double-digit sales increases in Japan and in China for the nine months.

•	Faslodex sales for the nine months increased by 4 percent in the US and grew by 15 percent in the Rest of World.

Neuroscience
	Third Quarter		CER %	Nine Months		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Seroquel	1,231	1,130	+12	3,605	3,292	+14
Zomig	111	115	+1	319	336	+1
Total	1,578	1,476	+11	4,601	4,342	+11

•
In the US, Seroquel sales were up 14 percent to $851 million in the third quarter.  Total prescriptions for the Seroquel franchise increased by 2.4 percent in the third quarter, with all of the growth attributable to the Seroquel XR formulation.  Market share for the Seroquel franchise was a market-leading 31.3 percent in September 2009 (up 12 basis points in the quarter), of which 3.0 percentage points were for Seroquel XR, which was up 62 basis points.  Seroquel XR accounted for 9.5 percent of total prescriptions for the franchise in September 2009.

•	US sales of Seroquel for the nine months were $2,544 million, 16 percent ahead of last year.

•
Seroquel sales in the Rest of World were $380 million in the third quarter, a 9 percent increase despite the 73 percent decline in Canada due to generic competition.  Sales in Western Europe were up 17 percent.  Sales in Emerging Markets were up 15 percent.

•	For the nine months, Seroquel sales in the Rest of World increased by 9 percent to $1,061 million.

AstraZeneca PLC

Infection and Other
	Third Quarter		CER %	Nine Months		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Synagis	82	124	-34	681	724	-6
Merrem	221	241	-	636	680	+6
FluMist	92	71	+30	94	71	+32
H1N1 pandemic vaccine	152	-	n/m	152	-	n/m
Total	582	494	+22	1,676	1,646	+7

•
In the US, sales of Synagis for the nine months were down 4 percent to $519 million, the majority of which were recorded during the RSV season in the first quarter.  Outside the US, Synagis sales were down 10 percent to $162 million, related to the timing of shipments to Abbott, our international distributor for Synagis.

•	FluMist sales in the third quarter were $92 million, an increase of 30 percent compared to the third quarter last year.

•
The US government has placed orders for approximately 40 million doses of LAIV against Novel Influenza A (H1N1) with a total cumulative contract value of approximately $453 million.  Sales of $152 million were recorded in the third quarter, with most of the balance of the contract value expected to be realised in the fourth quarter of 2009. This project has been funded in whole or in part with Federal funds from HHS/ASPR/BARDA, under Contract No. HHS01002009000021.

Geographic Sales
	Third Quarter		CER %	Nine Months		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
North America	3,959	3,519	+13	11,693	10,705	+10
US	3,659	3,199	+14	10,831	9,726	+11
Established ROW*	3,094	3,140	+4	8,979	9,453	+4
Emerging ROW	1,147	1,116	+15	3,187	3,250	+13

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New Zealand.

•
In the US, revenue was up 14 percent in the third quarter.  In addition to the revenue upsides from Toprol-XL and H1N1 influenza vaccine sales, Crestor, Seroquel and Symbicort were also drivers of revenue growth in the quarter, more than offsetting the declines in Nexium, Casodex and Prilosec.  Adjusting for Toprol-XL and H1N1 vaccine sales, US revenue growth was 3 percent in the quarter.

•
Revenue in the Established Rest of World segment was up 4 percent in the third quarter.  Revenue in Western Europe was up 3 percent, as growth for Crestor, Seroquel, Nexium and Symbicort more than offset generic erosion on Casodex.  Revenue in Japan was up 9 percent, chiefly on sales growth for Crestor and Seroquel.  Crestor accounted for all of the 8 percent revenue increase in Australia.

•
Revenue in Emerging Markets was up 15 percent in the third quarter.  Revenue in China was up 26 percent in the quarter.  The Company continues to anticipate double-digit revenue growth in Emerging Markets for the full year.

AstraZeneca PLC

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  The Core financial measure is adjusted to exclude certain items, such as charges and provisions related to restructuring and synergy programmes, amortisation and the impairment of the significant intangibles arising from corporate acquisitions and those related to our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of each of these adjustments is given in our Annual Report and Form 20-F Information 2008.  During the second quarter, the Group enhanced its methodology for calculating growth rates in constant currency terms.  The constant exchange growth rates (CER) disclosed for the third quarter and the nine months have been calculated using the updated methodology.

Third Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2009	Restructuring and Synergy Costs	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2009	Core 2008	Actual %	CER %
Revenue	8,200	-	-	-	-	8,200	7,775	5	10
Cost of Sales	(1,263)	24	-	-	-	(1,239)	(1,457)
Gross Profit	6,937	24	-	-	-	6,961	6,318	10	14
% sales	84.6%					84.9%	81.3%	+3.6	+2.7
Distribution	(73)	-	-	-	-	(73)	(79)	(7)	4
% sales	0.9%					0.9%	1.0%	+0.1	+0.1
R&D	(1,056)	6	-	1	-	(1,049)	(1,261)	(17)	(9)
% sales	12.9%					12.8%	16.2%	+3.4	+2.8
SG&A	(2,663)	82	100	-	108	(2,373)	(2,369)	-	7
% sales	32.5%					28.9%	30.5%	+1.6	+0.9
Other Income	59	-	24	60	-	143	162	(11)	(13)
% sales	0.7%					1.7%	2.1%	-0.4	-0.4
Operating Profit	3,204	112	124	61	108	3,609	2,771	30	29
% sales	39.0%					44.0%	35.7%	+8.3	+6.1
Net Finance Expense	(172)	-	-	-	-	(172)	(79)
Profit before Tax	3,032	112	124	61	108	3,437	2,692	28	27
Taxation	(911)	(33)	(30)	(19)	-	(993)	(770)
Profit after Tax	2,121	79	94	42	108	2,444	1,922	27	27
Minority Interests	(6)	-	-	-	-	(6)	(8)
Net Profit	2,115	79	94	42	108	2,438	1,914	27	27
Weighted Average Shares	1,449	1,449	1,449	1,449	1,449	1,449	1,452
Earnings per Share	1.46	0.05	0.07	0.03	0.07	1.68	1.32	28	27

Revenue grew by 10 percent in the third quarter to $8,200 million.

Core gross margin of 84.9 percent in the third quarter was 2.7 percentage points higher than last year. Lower payments to Merck (0.7 percentage points), the release of a provision with respect to the resolution of an issue related to a third party supply contract (1.8 percentage points) and continued efficiency gains and mix factors (0.9 percentage points) were partially offset by higher royalty payments (0.7 percentage points).

Core R&D expenditure was $1,049 million in the third quarter, 9 percent lower than last year, as increased investment in biologics was more than offset by continued productivity initiatives, lower charges relating to intangible asset impairments and lower project costs resulting from several late stage development projects completing their Phase III programmes and progressing to pre-registration.

Core SG&A costs of $2,373 million in the third quarter were 7 percent higher than last year, as continued investment in Emerging Markets, an increase in marketing spend for the influenza vaccine franchise and in support of current and planned small molecule product launches and increased legal expenses were only partially offset by operational efficiencies.

Core other income of $143 million was $19 million lower than the third quarter of 2008, chiefly on expected lower one-time gains.

Core operating profit was $3,609 million, an increase of 29 percent at CER, up 30 percent on an actual basis. In comparison with last year against the dollar, the euro was 5 percent weaker (reducing sales and costs), the Swedish krona was 14 percent weaker (reducing costs) and sterling was 13 percent weaker (reducing costs).

AstraZeneca PLC

Core operating margin increased by 6.1 percentage points to 44.0 percent of revenue as result of leveraging sales growth with cost efficiencies and lower R&D spend.

Core earnings per share in the third quarter were $1.68, up 27 percent, as the increase in core operating profit was partially offset by higher net finance expense.

Reported operating profit was up 25 percent to $3,204 million. Reported earnings per share were $1.46 up 22 percent.

Nine Months

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2009	Restructuring and Synergy Costs	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2009	Core 2008	Actual %	CER %
Revenue	23,859	-	-	-	-	23,859	23,408	2	8
Cost of Sales	(4,110)	139	-	-	-	(3,971)	(4,358)
Gross Profit	19,749	139	-	-	-	19,888	19,050	4	10
% sales	82.8%					83.4%	81.4%	+2.0	+1.5
Distribution	(207)	-	-	-	-	(207)	(220)	(6)	10
% sales	0.9%					0.9%	0.9%	-	-
R&D	(3,095)	30	-	1	-	(3,064)	(3,708)	(17)	(4)
% sales	13.0%					12.9%	15.8%	+2.9	+1.9
SG&A	(7,867)	205	299	-	538	(6,825)	(7,370)	(7)	1
% sales	33.0%					28.6%	31.5%	+2.9	+2.2
Other Income	638	-	87	60	-	785	521	51	56
% sales	2.7%					3.3%	2.2%	+1.1	+1.0
Operating Profit	9,218	374	386	61	538	10,577	8,273	28	29
% sales	38.6%					44.3%	35.4%	+8.9	+6.6
Net Finance Expense	(575)	-	-	-	-	(575)	(387)
Profit before Tax	8,643	374	386	61	538	10,002	7,886	27	27
Taxation	(2,661)	(115)	(97)	(19)	-	(2,892)	(2,271)
Profit after Tax	5,982	259	289	42	538	7,110	5,615	27	27
Minority Interests	(14)	-	-	-	-	(14)	(18)
Net Profit	5,968	259	289	42	538	7,096	5,597	27	27
Weighted Average Shares	1,448	1,448	1,448	1,448	1,448	1,448	1,455
Earnings per Share	4.12	0.18	0.20	0.03	0.37	4.90	3.85	27	28

Revenue grew by 8 percent in the first nine months to $23,859 million.

Core gross margin of 83.4 percent in the first nine months was 1.5 percentage points higher than last year. Lower payments to Merck (0.6 percentage points), the provision release in the third quarter (0.6 percentage points) and continued efficiency gains and mix factors (1.2 percentage points) were partially offset by higher royalty payments (0.9 percentage points).

Core R&D expenditure was $3,064 million in the first nine months, 4 percent lower than last year, as increased investment in biologics was more than offset by the continued productivity initiatives and lower costs associated with late stage development projects that have progressed to pre-registration.

Core SG&A costs of $6,825 million in the first nine months were 1 percent higher than last year, as continued investment in Emerging Markets and increased marketing investment for the influenza vaccine franchise and current and planned small molecule product launches, were largely offset by operational efficiencies across the business.

Core other income of $785 million was $264 million higher than the first nine months of 2008, chiefly as a result of the Abraxane® and Nordic OTC disposals in the first half of the year.

Core operating profit was $10,577 million, an increase of 29 percent. Core operating margin increased by 6.6 percentage points to 44.3 percent of revenue, as a result of sales growth, efficiencies across the cost base, lower R&D spend and the disposals within other income.

Core earnings per share in the first nine months were $4.90, an increase of 28 percent as the increase in core operating profit was partially offset by higher net finance expense.

AstraZeneca PLC

Reported operating profit was up 27 percent to $9,218 million. Reported earnings per share were $4.12 up 23 percent.

Finance Income and Expense

Net finance expense was $575 million for the nine months ($172 million for the quarter), versus $387 million in the corresponding nine month period in 2008 ($79 million for the quarter). The key drivers were the continued reversal of the fair value gain as described below, reduced interest received due to lower interest rates, a higher net interest expense on pension obligations, partially offset by reduced interest payable on lower debt balances.

Net finance expense included a net fair value loss of $30 million for the quarter ($49 million gain in Q3 2008) and $130 million for the nine months ($57 million gain in the corresponding nine month period in 2008) as credit spreads have reduced since the year end.  As outlined in the full year 2008 results, a net fair value gain of $130 million was recorded in 2008 mainly relating to two long-term bonds. These bonds are swapped to floating interest rates and accounted for using the fair value option under IFRS. Under this accounting treatment both the bonds and the related interest rate swaps are measured at fair value, with changes in fair value reported in the income statement. The fair value of each instrument reflects changes in market interest rates, which broadly offset, but the fair value of these bonds also reflects changes in credit spreads.  The 2008 gain has now reversed fully in 2009 and, if credit spreads continue to reduce, further losses could be recorded.

Taxation

The effective tax rate for the third quarter is 30.0 percent (2008: 28.9 percent) and 30.8 percent for the first nine months (2008: 29.0 percent). Excluding the impact of the legal provisions ($108 million for the third quarter and $538 million for the first nine months), the effective tax rate for the third quarter would be 29.0 percent and 29.0 percent for the first nine months. For the full year, the tax rate, excluding the impact of the $538 million legal provisions, is currently anticipated to be around 29.0 percent.

Cash Flow

Cash generated from operating activities was $7,657 million in the nine months to 30 September 2009, compared with $5,951 million in the corresponding nine month period in 2008.  The improvement of $1,706 million is primarily driven by the increase in cash generated from operations of $1,903 million, reflecting the strong underlying performance and improved working capital management, partially offset by higher tax payments of $221 million.

Net cash outflows from investing activities were $572 million in the nine months compared with $3,424 million in the corresponding period in 2008. The movement of $2,852 million is due primarily to the payment of $2,630 million to Merck in 2008 as part of the partial retirement, and the proceeds from the disposal of the Abraxane® co-promotion rights of $269 million received in 2009.

Cash distributions to shareholders were $2,977 million through payment of the second interim dividend from 2008 and the first interim dividend for 2009.

Debt and Capital Structure

During the quarter, the two–year $650 million Floating Rate Note (issued in September 2007) was repaid on maturity.  As at 30 September 2009, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $11,270 million (31 December 2008: $11,848 million).  Of this debt, $980 million is due within one year (31 December 2008: $993 million), which we currently anticipate repaying from current cash balances of $7,794 million, without the need to refinance.  Strong business cash flows have reduced net debt by $3,981 million since 31 December 2008 to $3,193 million.

Dividends and Share Repurchases

As announced in 2008, the Group’s share repurchase programme has been suspended.  As a result, during the first nine months, no shares were re-purchased. In the nine months, 2.2 million shares were issued in consideration of share option exercises for a total of $85 million.

The total number of shares in issue at 30 September 2009 was 1,450 million.

AstraZeneca PLC

Calendar

28 January 2010	Announcement of fourth quarter and full year 2009 results
29 April 2010	Announcement of first quarter 2010 results
29 April 2010	Annual General Meeting
29 July 2010	Announcement of second quarter and half year 2010 results
28 October 2010	Announcement of third quarter and nine months 2010 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7304 5045
	Chris Sampson/Sarah Lindgreen (London)	(020) 7304 5130/5033
	Tony Jewell (Wilmington)	(302) 885 4594
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hård (London)	(020) 7304 5322
	Jonathan Hunt (London)	(020) 7304 5087
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 7

Condensed Consolidated Statement of Comprehensive Income

	2009	2008
For the nine months ended 30 September	$m	$m
Revenue	23,859	23,408
Cost of sales	(4,110)	(4,486)
Gross profit	19,749	18,922
Distribution costs	(207)	(220)
Research and development	(3,095)	(3,824)
Selling, general and administrative costs*	(7,867)	(8,057)
Other operating income and expense	638	431
Operating profit	9,218	7,252
Finance income	332	637
Finance expense	(907)	(1,024)
Profit before tax	8,643	6,865
Taxation	(2,661)	(1,994)
Profit for the period	5,982	4,871
Other comprehensive income:
Foreign exchange arising on consolidation	430	(439)
Foreign exchange differences on borrowings forming net investment hedges	(95)	112
Net available for sale gains/(losses) taken to equity	2	(1)
Actuarial loss for the period	(65)	(150)
Income tax relating to components of other comprehensive income	56	82
Other comprehensive income for the period, net of tax	328	(396)
Total comprehensive income for the period	6,310	4,475

Profit attributable to:
Owners of the parent	5,968	4,853
Non-controlling interests	14	18
	5,982	4,871

Total comprehensive income attributable to:
Owners of the parent	6,293	4,451
Non-controlling interests	17	24
	6,310	4,475

Basic earnings per $0.25 Ordinary Share	$4.12	$3.34
Diluted earnings per $0.25 Ordinary Share	$4.12	$3.33
Weighted average number of Ordinary Shares in issue (millions)	1,448	1,455
Diluted average number of Ordinary Shares in issue (millions)	1,449	1,456

* 2009 includes provisions totalling $538 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 4).

Condensed Consolidated Statement of Comprehensive Income

	2009	2008
For the quarter ended 30 September	$m	$m
Revenue	8,200	7,775
Cost of sales	(1,263)	(1,529)
Gross profit	6,937	6,246
Distribution costs	(73)	(79)
Research and development	(1,056)	(1,291)
Selling, general and administrative costs*	(2,663)	(2,486)
Other operating income and expense	59	132
Operating profit	3,204	2,522
Finance income	125	235
Finance expense	(297)	(314)
Profit before tax	3,032	2,443
Taxation	(911)	(705)
Profit for the period	2,121	1,738
Other comprehensive income:
Foreign exchange arising on consolidation	200	(693)
Foreign exchange differences on borrowings forming net investment hedges	(20)	274
Net available for sale gains taken to equity	5	3
Actuarial gain/(loss) for the period	50	(113)
Income tax relating to components of other comprehensive income	4	2
Other comprehensive income for the period, net of tax	239	(527)
Total comprehensive income for the period	2,360	1,211

Profit attributable to:
Owners of the parent	2,115	1,730
Non-controlling interests	6	8
	2,121	1,738

Total comprehensive income attributable to:
Owners of the parent	2,345	1,202
Non-controlling interests	15	9
	2,360	1,211

Basic earnings per $0.25 Ordinary Share	$1.46	$1.20
Diluted earnings per $0.25 Ordinary Share	$1.46	$1.19
Weighted average number of Ordinary Shares in issue (millions)	1,449	1,452
Diluted average number of Ordinary Shares in issue (millions)	1,453	1,455

* 2009 includes provisions totalling $108 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 4).

Condensed Consolidated Statement of Financial Position

	As at 30 Sep 2009 $m	As at 31 Dec 2008 $m	As at 30 Sep 2008 $m
ASSETS Non-current assets
Property, plant and equipment	7,363	7,043	7,830
Goodwill	9,893	9,874	9,870
Intangible assets	12,230	12,323	13,223
Derivative financial instruments	351	449	158
Other investments	183	156	179
Deferred tax assets	1,339	1,236	1,374
	31,359	31,081	32,634
Current assets
Inventories	1,898	1,636	2,083
Trade and other receivables	8,008	7,261	7,181
Other investments	40	105	55
Income tax receivable	2,800	2,581	2,710
Cash and cash equivalents	7,794	4,286	3,541
	20,540	15,869	15,570
Total assets	51,899	46,950	48,204
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(980)	(993)	(2,546)
Trade and other payables	(7,385)	(7,178)	(6,939)
Derivative financial instruments	(108)	(95)	(76)
Provisions	(1,052)	(600)	(359)
Income tax payable	(5,591)	(4,549)	(4,536)
	(15,116)	(13,415)	(14,456)
Non-current liabilities
Interest bearing loans and borrowings	(10,290)	(10,855)	(10,826)
Derivative financial instruments	-	(71)	(55)
Deferred tax liabilities	(3,273)	(3,126)	(3,864)
Retirement benefit obligations	(2,880)	(2,732)	(2,018)
Provisions	(553)	(542)	(567)
Other payables	(234)	(149)	(186)
	(17,230)	(17,475)	(17,516)
Total liabilities	(32,346)	(30,890)	(31,972)
Net assets	19,553	16,060	16,232
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	363	362	362
Share premium account	2,130	2,046	2,005
Other reserves	1,913	1,932	1,915
Retained earnings	14,988	11,572	11,823
	19,394	15,912	16,105
Non-controlling interests	159	148	127
Total equity	19,553	16,060	16,232

Condensed Consolidated Statement of Cash Flows

	2009	2008
For the nine months ended 30 September	$m	$m
Cash flows from operating activities
Profit before taxation	8,643	6,865
Finance income and expense	575	387
Depreciation, amortisation and impairment	1,312	1,693
Increase in working capital	(239)	(862)
Other non-cash movements	(109)	196
Cash generated from operations	10,182	8,279
Interest paid	(512)	(536)
Tax paid	(2,013)	(1,792)
Net cash inflow from operating activities	7,657	5,951
Cash flows from investing activities
Movement in short term investments and fixed deposits	74	28
Purchase of property, plant and equipment	(638)	(750)
Disposal of property, plant and equipment	44	28
Purchase of intangible assets	(362)	(2,796)
Disposal of intangible assets	269	-
Purchase of non-current asset investments	(30)	(33)
Disposal of non-current asset investments	2	5
Interest received	79	131
Dividends paid by subsidiaries to minority interest	(10)	(37)
Net cash outflow from investing activities	(572)	(3,424)
Net cash inflow before financing activities	7,085	2,527
Cash flows from financing activities
Proceeds from issue of share capital	85	118
Repurchase of shares	-	(603)
Dividends paid	(2,977)	(2,739)
Repayment of loans	(650)	-
Issue of loans	-	787
Movement in short term borrowings	(151)	(2,425)
Net cash outflow from financing activities	(3,693)	(4,862)
Net increase/(decrease) in cash and cash equivalents in the period	3,392	(2,335)
Cash and cash equivalents at the beginning of the period	4,123	5,727
Exchange rate effects	60	(33)
Cash and cash equivalents at the end of the period	7,575	3,359
Cash and cash equivalents consists of:
Cash and cash equivalents	7,794	3,541
Overdrafts	(219)	(182)
	7,575	3,359

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2008	364	1,888	1,902	10,624	14,778	137	14,915
Profit for the period	-	-	-	4,853	4,853	18	4,871
Other comprehensive income	-	-	-	(402)	(402)	6	(396)
Transfer to other reserve	-	-	10	(10)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,767)	(2,767)	-	(2,767)
Issue/(repurchase) of AstraZeneca PLC Ordinary shares	(2)	117	3	(602)	(484)	-	(484)
Share-based payments	-	-	-	127	127	-	127
Transfer from non-controlling interests to payables	-	-	-	-	-	(8)	(8)
Dividend paid to non-controlling interest	-	-	-	-	-	(26)	(26)
At 30 September 2008	362	2,005	1,915	11,823	16,105	127	16,232

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	5,968	5,968	14	5,982
Other comprehensive income	-	-	-	325	325	3	328
Transfer to other reserve	-	-	(19)	19	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,026)	(3,026)	-	(3,026)
Issue of AstraZeneca PLC Ordinary shares	1	84	-	-	85	-	85
Share-based payments	-	-	-	130	130	-	130
Transfer from non-controlling interests to payables	-	-	-	-	-	(5)	(5)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
At 30 September 2009	363	2,130	1,913	14,988	19,394	159	19,553

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1    BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (“interim financial statements”) for the nine months ended 30 September 2009 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union. Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2008.

During the year, the Group has applied IAS 1 Presentation of Financial Statements (revised 2007) which has introduced a number of terminology changes (including titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. The revised standard has had no impact on the reported results or financial position of the Group. In addition, the Group has adopted IFRS 2 Amendment regarding Vesting Conditions and Cancellations, IAS 23 Borrowing Costs (revised 2007) and Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, none of which have had a significant effect on the reported results or financial position of the Group.

During the year, the Group has adopted IFRS 8 Operating Segments. AstraZeneca's pharmaceutical business is one operating segment because it is managed as a fully-integrated business whereby manufacturing and research and development are essential upstream activities without which there could be no sales and marketing.  The manufacturing and research and development functions are managed and operate on a global basis and are not dedicated to individual marketing or therapy areas.  Major decisions are taken through cross-functional committees recognising the integrated nature of the business. In assessing performance and making resource allocation decisions, the Senior Executive team (SET) (which is AstraZeneca's chief operating decision making body) reviews financial information on an integrated basis for the Group as a whole substantially in the form of, and on the same basis as, the Group’s IFRS financial statements. The SET also reviews sales performance on both a geographical and product/therapy area basis.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2008.

The comparative figures for the financial year ended 31 December 2008 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2    NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2009 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 30 Sep 2009 $m
Loans due after one year	(10,855)	-	694	(129)	(10,290)
Current instalments of loans	(650)	650	(703)	(26)	(729)
Total loans	(11,505)	650	(9)	(155)	(11,019)
Other investments - current	105	(84)	16	3	40
Net derivative financial instruments	283	10	(50)	-	243
Cash and cash equivalents	4,286	3,448	-	60	7,794
Overdrafts	(163)	(56)	-	-	(219)
Short term borrowings	(180)	151	-	(3)	(32)
	4,331	3,469	(34)	60	7,826
Net debt	(7,174)	4,119	(43)	(95)	(3,193)

Non-cash movements in the period include fair value adjustments under IAS 39.

3    RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the nine months ended 30 September 2009 is stated after charging restructuring and synergy costs of $374 million ($365 million in the first nine months of 2008).  These have been charged to profit as follows:

	3rd Quarter 2009 $m	3rd Quarter 2008 $m	9 months 2009 $m	9 months 2008 $m
Cost of sales	24	72	139	128
Research and development	6	30	30	116
Selling, general and administrative costs	82	15	205	121
Total	112	117	374	365

4    LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and antitrust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2008 and Interim Management Statement 2009 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2009.

As discussed in the Company's Annual Report and Form 20-F Information 2008, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

As previously and herein disclosed, AstraZeneca is defending its interests in various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices and in respect of which the Company previously disclosed that it had recorded a provision in the second quarter of 2009 for losses expected in the aggregate amount of $430 million. This provision has now been increased in the aggregate amount to $538 million. $520 million of this $538 million provision has been made in respect of the US Attorney’s Office’s investigation into sales and marketing practices involving Seroquel with the remainder relating to average wholesale price litigation pending in the US federal court. The current status of these matters is described herein. This provision constitutes our best estimate at this time of the losses expected for these matters and is in addition to the amount disclosed in the Annual Report and Form 20-F Information 2008.

The position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2008 and herein.

Matters disclosed in respect of the third quarter of 2009

Arimidex (anastrozole)
Patent litigation - Canada
In July 2009, AstraZeneca Canada Inc. (AstraZeneca Canada) received a Notice of Allegation from Mylan Pharmaceuticals ULC (trading under the name Genpharm ULC) (Mylan) in respect of Canadian Patent No. 1,337,420 (the '420 patent) listed on the Patent Register in Canada for Arimidex.  Mylan alleges, among other things, that the '420 patent is invalid and/or its product does not infringe the ‘420 patent.  In September 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance to Mylan for its anastrozole tablets until the expiration of the ‘420 patent.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Arimidex.

Atacand (candesartan cilexetil)
Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca Canada Inc. (AstraZeneca Canada) received a Notice of Allegation from Sandoz Canada Inc. (Sandoz) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Patent Register in Canada for Atacand. Sandoz has confirmed that it will await the expiry of the '955 patent, but alleges that the '305 patent is not infringed and is not properly listed on the Patent Register. In May 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance to Sandoz for its 4, 8 and 16mg candesartan cilexetil tablets until the expiration of the ‘305 patent.

In August 2009, AstraZeneca Canada received a Notice of Allegation from Sandoz in respect of the ‘955 patent, the ‘305 patent and Canadian Patent No. 2,125,251 (the ‘251 patent) listed on the Patent Register for Atacand Plus (candesartan cilexetil – hydrochlorothiazide (HCT)).  Sandoz has confirmed that it will await the expiry of the '955 patent, but alleges that the '305 patent is not infringed and is not properly listed on the Patent Register and that the ‘251 patent is not infringed, invalid and not properly listed.  In September 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance to Sandoz for its 16/12.5mg candesartan cilexetil - HCT tablets until the expiration of the ‘305 and ‘251 patents.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand.

Crestor (rosuvastatin)
Patent litigation – US
In September 2009, AstraZeneca filed a Motion for Summary Judgment of No Inequitable Conduct.  Briefing proceeds.  Defendants Apotex Inc. and Aurobindo Pharm Ltd have renewed their respective jurisdictional motions seeking separate trials in Florida and New Jersey respectively.  Expert discovery otherwise proceeds under an amended schedule. In October 2009, Magistrate Judge Leonard Stark ordered oral argument on the summary judgment motion and other motions pending before the Court. The hearing has been scheduled for November 2009. In October 2009, Judge Joseph Farnan overruled the objections of Par Pharmaceuticals Inc. and Mylan Pharmaceuticals Inc. to Magistrate Stark’s May 2009 Report and Recommendation Regarding Claim Construction and adopted Magistrate Stark’s recommendations for claim construction of the RE37,314 patent claims.

As previously disclosed, in October 2008, Teva Pharmaceuticals Industries Ltd. (Teva), filed a patent infringement lawsuit against AstraZeneca Pharmaceuticals LP, AstraZeneca PLC, AstraZeneca UK Limited and IPR Pharmaceuticals, Inc. in the Eastern District of Pennsylvania. As previously reported, in March 2009, AstraZeneca moved to transfer the case to the US District Court, District of Delaware and in April 2009, AstraZeneca moved to strike Teva’s jury demand. The Court denied AstraZeneca’s motions.  In September 2009, AstraZeneca filed a Motion for Summary Judgment of Invalidity Due to Prior Invention.  Briefing proceeds. Fact discovery is otherwise proceeding.

Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca Canada Inc. (AstraZeneca Canada) received a Notice of Allegation from Cobalt Pharmaceuticals, Inc. (Cobalt) in respect of Canadian Patent Nos. 2,072,945 (the '945 patent) and 2,313,783 (the '783 patent) listed on the Patent Register in Canada for Crestor. In May 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance to Cobalt for its 5, 10, 20 and 40mg rosuvastatin calcium tablets until the expiration of the ‘945 and ‘783 patents.

In May 2009, AstraZeneca Canada received a Notice of Allegation from Sandoz Canada Inc. (Sandoz) with respect to the ‘945 and ‘783 patents. In July 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance to Sandoz for its 5, 10, 20 and 40mg rosuvastatin calcium tablets until the expiration of the ‘945 and ‘783 patents.

In August 2009, AstraZeneca Canada received a Notice of Application from ratiopharm Inc. (ratiopharm) with respect to the ‘945 and ‘783 patents.  Ratiopharm claims that the ‘945 patent and the ‘783 patent are not infringed and invalid.  In October 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance to ratiopharm for its 5, 10, 20 and 40mg rosuvastatin calcium tablets until the expiration of the ‘945 and ‘783 patents.

In addition to the previously disclosed Notice of Compliance proceedings currently pending against Novopharm Limited (Novopharm) and Apotex Inc. (Apotex), separate, parallel patent infringement actions were filed on 18 September 2009 against Novopharm and Apotex in the Federal Court of Canada with respect to the ‘945 patent.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Exanta (ximelagatran)
As previously disclosed, in an opinion dated 3 June 2008, the United States District Court for the Southern District of New York dismissed in its entirety the consolidated amended complaint that had alleged claims on behalf of purchasers of AstraZeneca publicly traded securities during the period April 2003 to September 2004 under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Plaintiffs appealed this decision to the US Court of Appeals for the Second Circuit, except for the ruling regarding two of the four individual defendants. In June 2009, the Second Circuit Court of Appeals summarily affirmed the trial court’s dismissal of the action.  Plaintiffs have not appealed the Second Circuit Court of Appeals’ decision.  This litigation is therefore concluded.

Nexium (esomeprazole)
Patent litigation - US
In a notice-letter dated September 2009, Lupin Limited (Lupin) informed AstraZeneca that Lupin had submitted an ANDA to FDA for 20 and 40mg esomeprazole magnesium delayed-release capsules.  Lupin’s notice-letter contains Paragraph IV certifications for patents listed in the FDA Orange Book with reference to Nexium.  In October 2009, AstraZeneca commenced patent infringement litigation against Lupin in the US District Court for the District of New Jersey. The Lupin litigation is in early stages and has not been consolidated. No trial date has been set.

Patent Litigation - EU
In June 2009, AstraZeneca filed an application with the District Court of Copenhagen in Denmark seeking an interlocutory injunction proceeding to restrain Sandoz A/S from marketing products containing generic esomeprazole magnesium in Denmark. AstraZeneca considers that the products marketed by Sandoz A/S infringe intellectual property owned by AstraZeneca relating to Nexium. The case will be heard in court in Denmark and oral proceedings are scheduled to start in November 2009.

By way of background, in April 2009 the Danish Medicines Agency granted Sandoz A/S, Hexal A/S and 1A Farma A/S (companies in the Sandoz group) approval to market a generic version of Nexium (20 and 40mg esomeprazole magnesium). Sandoz A/S launched its esomeprazole magnesium products in Denmark in June 2009.

Information on the Heads of Medicines Agencies website confirmed that Denmark is the Reference Member State for the applications involved in this decentralised regulatory procedure. Companies in the Sandoz group have also launched its esomeprazole magnesium products in Slovenia, Hungary, Bulgaria and Austria. Other countries included in the same regulatory procedure are the Czech Republic, Estonia, Finland, Ireland, Latvia, Lithuania, Norway, Poland, Portugal, Romania and Spain.

To prevent Sandoz Farmacêutica Limitada (Sandoz Farmacêutica) from infringing patent rights of AstraZeneca in Portugal, AstraZeneca has initiated legal proceedings to suspend the effect of decisions taken by administrative bodies in Portugal. In August 2009, AstraZeneca filed the request with the Lisbon Administrative Court of First Instance seeking a preliminary injunction and initiating main action in the administrative courts in Portugal. On 27 October, the Lisbon Administrative Court of First Instance granted AstraZeneca a preliminary injunction against Sandoz Farmacêutica suspending the efficacy of the marketing and price approvals for Sandoz Farmacêutica’s generic esomeprazole. Sandoz Farmacêutica may appeal against this judgement within 15 days.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Seroquel (quetiapine fumarate)
Sales and marketing practices
As previously disclosed, the US Attorney’s Office in Philadelphia, working with a number of states as part of the National Medicaid Fraud Control Unit, has been directing an investigation relating to Seroquel involving a review of sales and marketing practices, including allegations that AstraZeneca promoted Seroquel for non-indicated (off-label) uses, and a second investigation related to selected physicians who participated in clinical trials involving Seroquel. AstraZeneca understands that these investigations are the subject of two sealed qui tam (whistleblower) lawsuits filed under the False Claims Act. In September 2009, AstraZeneca reached an agreement in principle with the US Attorney’s Office to resolve the investigations, subject to the negotiation and finalisation of appropriate implementing agreements, including civil settlement agreements and a corporate integrity agreement.  We have accordingly increased our provision with respect to this matter to $520 million, taken in 2009. This forms part of the $538 million provision referred to earlier.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As of 9 October 2009, AstraZeneca was defending 14,444 served or answered lawsuits involving 22,189 plaintiff groups. To date, approximately 2,603 additional cases have been dismissed by order or agreement and approximately 1,635 of those cases have been dismissed with prejudice.

The first two trials are now scheduled to begin in Delaware and New Jersey state courts in mid-January 2010.

AstraZeneca is also aware of approximately 142 additional cases (1,500 plaintiffs) that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Co., Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company.

AstraZeneca intends to litigate these cases on their individual merits and will defend against the cases vigorously.

AstraZeneca has product liability insurance dating from 2003 for Seroquel-related product liability claims. The insurers that issued the applicable policies for 2003 have reserved the right to dispute coverage for Seroquel-related product liability claims on various grounds, and AstraZeneca currently believes that there are likely to be disputes with some or all of its insurers about the availability of some or all of this coverage.

As of 30 September 2009, legal defence costs of approximately $623 million have been incurred in connection with Seroquel-related product liability claims.  This amount exceeds the maximum insurance receivable that AstraZeneca will recognise under applicable accounting principles at this time with respect to the applicable insurance policies.  Accordingly, ongoing defence costs and damages, if any, that may be incurred in connection with Seroquel-related product liability claims will result in a charge to profit.  There can be no assurance that additional coverage under the policies will be available or that the insurance receivable we previously recognised will be realisable in full.

In addition, given the status of the litigation currently, legal defence costs for the Seroquel claims, before damages, if any, are likely to approximate, and may exceed, the total stated upper limits of the applicable insurance policies in any event.

Patent litigation - US
As previously disclosed, in July 2008, the United District Court for the District of New Jersey granted AstraZeneca’s Motion for Summary Judgment of No Inequitable Conduct in litigation involving Teva Pharmaceutical Industries Ltd. and Sandoz, Inc.  In September 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s decision.

Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs.

As previously reported, in June 2009, the state court presiding over the putative class action in Arizona granted AstraZeneca’s motion for summary judgment and denied plaintiffs’ motion for class certification as moot. The plaintiffs did not appeal this ruling.

In September 2009, a panel of the First Circuit Court of Appeals affirmed a District of Massachusetts opinion granting class certification, finding liability, and awarding approximately $12.9 million in favour of a class of Massachusetts payors for the drug Zoladex.  Accordingly, we have taken a provision of $12.9 million with respect to this matter, which is included in the $108 million provision taken in the third quarter 2009. In October 2009, the company filed a petition seeking reconsideration of the panel’s decision by the full First Circuit Court of Appeals.

In October 2009, a Kentucky jury found AstraZeneca liable for reporting false and misleading prices for drugs reimbursed by the Commonwealth of Kentucky Medicaid Agency, and awarded the Commonwealth $14.72 million in compensatory damages and $100 in punitive damages.  The Commonwealth has indicated that it will ask the trial judge to award civil penalties of up to $2,000 per violation and attorneys’ fees.  AstraZeneca is considering its options for further reviews, including the possibility of appeal.

As previously disclosed, the average wholesale price litigation claims filed by the Alabama Attorney General were tried in February 2008, resulting in a jury verdict against AstraZeneca and a judgment against the company in the amount of $160 million following post-trial motions.  In October 2009, the Supreme Court of Alabama overturned the trial court’s judgment against AstraZeneca and rendered judgment in AstraZeneca's favour instead.

Pain Pump Litigation
As previously disclosed, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named among other defendants in cases pending in various US jurisdictions, alleging generally that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, administered in pain pumps that were implanted into patients in connection with arthroscopic surgery, caused chondrolysis. As of 16 October 2009, the AstraZeneca defendants were currently defending lawsuits involving 87 active plaintiffs.   To date, 186 plaintiffs have voluntarily dismissed, or are in the process of dismissing, their cases against the AstraZeneca defendants.  Six additional cases were dismissed by the court on AstraZeneca motions.

In October 2009, AstraZeneca Pharmaceuticals LP was served with a putative class action lawsuit brought by a single plaintiff on behalf of "several hundred" class members and against more than 20 defendants, including AstraZeneca Pharmaceuticals LP and AstraZeneca PLC, filed in Texas State District Court.  The putative class is purportedly defined as all individuals who received local anaesthetics intra-articularly for up to 72 hours or more via a pain pump and includes no geographical limitations.  The complaint seeks unspecified compensatory and exemplary damages from the AstraZeneca defendants under various product liability theories.

AstraZeneca intends to vigorously defend against this matter.

As previously disclosed, rights to market Sensorcaine, Xylocaine and Naropin in the US were sold to Abraxis Bioscience Inc. (Abraxis) in June 2006 but many of these lawsuits may be a retained liability under the terms of the Asset Purchase Agreement with Abraxis.

5    NINE MONTHS TERRITORIAL REVENUE ANALYSIS

			% Growth
	9 months 2009 $m	9 months 2008 $m	Actual	Constant Currency
US	10,831	9,726	11	11
Canada	862	979	(12)	2
North America	11,693	10,705	9	10
Western Europe**	6,715	7,445	(10)	3
Japan	1,674	1,355	24	10
Other Established ROW	590	653	(10)	13
Established ROW*	8,979	9,453	(5)	4
Emerging Europe	783	924	(15)	8
China	599	456	31	28
Emerging Asia Pacific	577	618	(7)	7
Other Emerging ROW	1,228	1,252	(2)	14
Emerging ROW	3,187	3,250	(2)	13
Total Revenue	23,859	23,408	2	8

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the nine months 2009, Western Europe revenue growth excluding Synagis would be -10 percent on an actual basis and 3 percent on a constant currency basis.

6    THIRD QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	3rd Quarter 2009 $m	3rd Quarter 2008 $m	Actual	Constant Currency
US	3,659	3,199	14	14
Canada	300	320	(6)	1
North America	3,959	3,519	12	13
Western Europe**	2,292	2,434	(6)	3
Japan	568	459	24	9
Other Established ROW	234	247	(5)	8
Established ROW*	3,094	3,140	(1)	4
Emerging Europe	260	315	(17)	2
China	211	168	26	26
Emerging Asia Pacific	201	204	(1)	8
Other Emerging ROW	475	429	11	24
Emerging ROW	1,147	1,116	3	15
Total Revenue	8,200	7,775	5	10

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the third quarter 2009, Western Europe revenue growth excluding Synagis would be -6 percent on an actual basis and 4 percent on a constant currency basis.

7	NINE MONTHS PRODUCT REVENUE ANALYSIS

	World				US
	9 months 2009 $m	9 months 2008 $m	Actual Growth %	Constant Currency Growth %	9 months 2009 $m	Actual Growth %
Gastrointestinal:
Nexium	3,681	3,876	(5)	1	2,118	(7)
Losec/Prilosec	696	791	(12)	(9)	49	(64)
Others	81	66	23	32	42	83
Total Gastrointestinal	4,458	4,733	(6)	(1)	2,209	(9)
Cardiovascular:
Crestor	3,245	2,610	24	32	1,548	30
Seloken/Toprol-XL	1,119	600	87	95	767	271
Atacand	1,049	1,120	(6)	6	197	(1)
Tenormin	217	236	(8)	(5)	11	(21)
Zestril	141	184	(23)	(15)	13	(13)
Plendil	181	201	(10)	(5)	10	(33)
ONGLYZATM*	9	-	n/m	n/m	9	n/m
Others	188	209	(10)	-	11	n/m
Total Cardiovascular	6,149	5,160	19	28	2,566	57
Respiratory:
Symbicort	1,628	1,490	9	23	335	103
Pulmicort	923	1,098	(16)	(12)	574	(20)
Rhinocort	199	244	(18)	(13)	101	(27)
Oxis	44	56	(21)	(5)	-	-
Accolate	49	55	(11)	(7)	36	(8)
Others	98	126	(22)	(10)	-	-
Total Respiratory	2,941	3,069	(4)	5	1,046	(2)
Oncology:
Arimidex	1,422	1,406	1	7	658	14
Casodex	655	974	(33)	(32)	130	(40)
Zoladex	786	860	(9)	-	37	(33)
Iressa	218	192	14	9	4	(20)
Ethyol	11	23	(52)	(52)	9	(61)
Others	257	304	(15)	(10)	84	(34)
Total Oncology	3,349	3,759	(11)	(6)	922	(8)
Neuroscience:
Seroquel	3,605	3,292	10	14	2,544	16
Local anaesthetics	433	458	(5)	5	30	15
Zomig	319	336	(5)	1	136	(1)
Diprivan	211	213	(1)	4	34	17
Others	33	43	(23)	(12)	5	(29)
Total Neuroscience	4,601	4,342	6	11	2,749	15
Infection and Other:
Synagis	681	724	(6)	(6)	519	(4)
Non Seasonal Flu	152	-	n/m	n/m	152	n/m
Merrem	636	680	(6)	6	129	(15)
FluMist	94	71	32	32	94	32
Other Products	113	171	(34)	(29)	63	(28)
Total Infection and Other	1,676	1,646	2	7	957	12
Aptium Oncology	321	294	9	9	321	9
Astra Tech	364	405	(10)	1	61	2
Total	23,859	23,408	2	8	10,831	11

*
ONGLYZATM is recorded as alliance revenue. This does not represent ex-factory sales, but rather AstraZeneca’s share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

8    THIRD QUARTER PRODUCT REVENUE ANALYSIS

	World				US
	3rd Quarter 2009 $m	3rd Quarter 2008 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2009 $m	Actual Growth %
Gastrointestinal:
Nexium	1,243	1,315	(5)	(1)	689	(12)
Losec/Prilosec	240	249	(4)	(3)	18	(54)
Others	34	25	36	44	19	73
Total Gastrointestinal	1,517	1,589	(5)	(1)	726	(12)
Cardiovascular:
Crestor	1,147	922	24	30	523	25
Seloken/Toprol-XL	414	204	103	110	293	307
Atacand	370	386	(4)	5	70	4
Tenormin	74	79	(6)	(5)	4	(20)
Zestril	47	60	(22)	(15)	5	(29)
Plendil	60	65	(8)	(5)	4	-
ONGLYZATM*	9	-	n/m	n/m	9	n/m
Others	70	66	6	14	11	n/m
Total Cardiovascular	2,191	1,782	23	29	919	60
Respiratory:
Symbicort	562	501	12	22	125	95
Pulmicort	320	304	5	8	207	6
Rhinocort	63	72	(13)	(7)	28	(28)
Oxis	16	18	(11)	-	-	-
Accolate	17	18	(6)	-	12	(8)
Others	31	38	(18)	(8)	-	-
Total Respiratory	1,009	951	6	13	372	19
Oncology:
Arimidex	476	486	(2)	2	215	11
Casodex	174	300	(42)	(43)	14	(80)
Zoladex	282	295	(4)	1	14	(30)
Iressa	75	67	12	7	2	-
Ethyol	2	3	(33)	(33)	1	(67)
Others	90	105	(14)	(10)	29	(34)
Total Oncology	1,099	1,256	(13)	(10)	275	(17)
Neuroscience:
Seroquel	1,231	1,130	9	12	851	14
Local anaesthetics	148	149	(1)	6	11	83
Zomig	111	115	(3)	1	47	(2)
Diprivan	77	69	12	16	11	22
Others	11	13	(15)	(8)	2	100
Total Neuroscience	1,578	1,476	7	11	922	13
Infection and Other:
Synagis	82	124	(34)	(34)	17	(69)
Non Seasonal Flu	152	-	-	-	152	-
Merrem	221	241	(8)	-	40	(34)
FluMist	92	71	30	30	92	30
Other Products	35	58	(40)	(38)	19	(41)
Total Infection and Other	582	494	18	22	320	46
Aptium Oncology	104	98	6	6	104	6
Astra Tech	120	129	(7)	1	21	5
Total	8,200	7,775	5	10	3,659	14

*
ONGLYZATM is recorded as alliance revenue. This does not represent ex-factory sales, but rather AstraZeneca’s share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2009 results	28 January 2010
Announcement of first quarter 2010 results	29 April 2010
Annual General Meeting	29 April 2010
Announcement of second quarter and half year 2010 results	29 July 2010
Announcement of third quarter and nine months 2010 results	28 October 2010

DIVIDENDS

The record date for the first interim dividend payable on 14 September 2009 (in the UK, Sweden and the US) was 7 August 2009.  Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 5 August 2009.  ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2009 payable on 15 March 2010 (in the UK, Sweden and the US) will be 5 February 2010.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 3 February 2010.  ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC., ONGLYZA™, a trademark of Bristol-Myers Squibb Company, Plavix® and Iscover®, trademarks of Sanofi-Aventis SA and TRILIPIX™, a trademark of Fournier Industrie Et Sante.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 15 Stanhope Gate London W1K 1LN UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted.  The forward-looking statements reflect knowledge and information at the date of preparation of these interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the risk of expiration or early loss of patents (including patents covering competing products), marketing exclusivity or trademarks; the risk of patent litigation; failure to obtain patent protection; the impact of fluctuations in exchange rates; our debt-funding arrangements; bad debts; the adverse impact of a sustained economic downturn; risks relating to owning and operating a biologics and vaccines business; competition; price controls and price reductions; taxation; the risk of substantial product liability claims; the performance of new products; environmental/occupational health and safety liabilities; the development of our business in emerging markets; product counterfeiting; the risk of adverse outcome of litigation and/or government investigations and risk of insufficient insurance coverage; the difficulties of obtaining and maintaining regulatory approvals for new products; the risk of failure to observe continuing regulatory oversight; the risk that R&D will not yield new products that achieve commercial success; the risk that acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful; the risk of reliance on third parties for supplies of materials and services; the risk of failure to manage a crisis; the risk of delay to new product launches; information technology and outsourcing; risks relating to productivity initiatives and reputation.

Item 8

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 30 October 2009 the following Directors of the Company notified us that, on 30 October 2009, they purchased AstraZeneca PLC Ordinary Shares of $0.25 each.

Name of Director	Number of shares purchased	Purchase price	Number of shares held following purchase	Percentage of shares in issue
Louis Schweitzer	1,356	2751.5p	5,356	0.0004
Jane Henney	287	2751.5p	787	0.00005
Rudy Markham	283	2751.5p	1,420	0.0001
Nancy Rothwell	287	2751.5p	787	0.00005
Bo Angelin	287	2751.5p	787	0.00005

A C N Kemp
Company Secretary
30 October 2009